SUN DENTAL HOLDINGS, LLC

1800 9th Ave North

Saint Petersburg, FL, 33713

November 30, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Mail Stop 3030

Attn: Amanda Ravitz, Assistant Director

Re:	Sun Dental Holdings, LLC

Offering Statement on Form 1-A Filed September 3, 2015

File No. 024-10475

Dear Ms. Ravitz:

In accordance with Rule 252(e) promulgated under the Securities Act of 1933, as amended (the “Act”), Sun Dental Holdings, LLC (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) issue a qualification order for the above-referenced Offering Statement on Form 1-A, so that it may be qualified by 4:00 p.m., Eastern Time on December 1, 2015, or as soon thereafter as is practicable. The Company is aware of its responsibilities under the Act, as they relate to this offering of securities. As requested, the Company further acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, issue a qualification order, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in issuing a qualification order, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the qualification order as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you in advance for your consideration of this request for qualification. Once the Offering Statement has been declared qualified, please orally confirm that event with our legal counsel Mr. Darrell C. Smith at (813) 227-2226.

Very truly yours,

/s/ Derek Diasti

Derek Diasti

cc: Mary Beth Breslin

Geoff Kruczek

Darrell C. Smith